

February 24, 2012

Via E-mail
Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

     Re: **China 3C Group**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed May 18, 2011
            Forms 10-Q for Fiscal Quarters Ended March 31, June 30
            and September 30, 2011
            Filed June 22, August 15 and November 21, 2011
            Response dated February 17, 2012
            File No. 000-28767

Dear Mr. Wang:

We have reviewed your response to our comment letter dated February 3, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

1. We note your response to comment 1. Please expand your disclosure to provide insights about the impact of foreign translation on individual income statement line items and the earning trends to the extent they are material in future filings.

Item 8. Financial Statements and Supplemental Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-6

2. We note your responses to comments 2 and 3 regarding the CFDL's 100% equity interest in Zhejiang that is being held on behalf of CFDL by certain individuals under shareholder entrustment agreements. Please revise your disclosure to clarify that you did not sell your 100% equity interest in Zhejiang and explain the shareholder entrustment agreements by providing the date of the agreements, each individual's name and relationship to you along with the percentage of interest held by each person on behalf of CFDL. Please also file the executed shareholder entrustment agreements as exhibits to the amended Form 10-K for the fiscal year ended December 31, 2010.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

3. We note your response to comment 5. Please revise your disclosure to include the substance of your response regarding USD being the functional currency of China 3C Group, Inc. and Capital.

Management fees paid to the department stores under "store in store" model, page F-12

4. We note your response to comment 7. It is our understanding you lease space from the department stores to operate your business within their facilities. We also note that you own the inventory and the department stores are not your resellers. Based on these facts and circumstances, the services charge or sales discount amounts you paid to the department stores are not in substance slotting fees since there is no vendor and reseller relationship existed between you and the department stores. As such, we believe the amounts are not within the scope of ASC 605-50. Therefore, we believe you should amend the Form 10-K to correct these apparent accounting errors for all periods presented and record them within selling, general and administrative expenses. Similarly, you should also amend the subsequent 2011 Forms 10-Q accordingly. In the amendments, please provide the proper note disclosure to discuss in detail the nature of the accounting errors and the financial statement line items affected. Refer to ASC 250-10-45-22 to 45-27 and ASC 250-10-50-7 to 50-11.

Note 7 – Income Taxes, page F-17

5. We note your response to comment 11. Please revise your disclosure relating to the U.S. statutory tax rate reconciliation table to include the substance of your response in the amended Form 10-K.

Note 13. Segment Information, page F-19

6. We note your revised disclosure and responses to comments 12 and 13 regarding your reportable segments. Please revise your proposed disclosure relating to segment information to explain the nature of the sales, net and cost of sales of $677,000 and $595,000, respectively, being reported in the "Other" column for 2010 and the reasons why they are reported separately.

7. We note your revised disclosure and response to comment 14. Please also include similar enterprise-wide revenue presentation by each group of similar products and services for the comparable fiscal year 2009.   Refer to ASC 280-10-50-42.

Item 9A (T). Controls and Procedures, page 37

8. We note your response to comment 15. However, we continue to believe your lack of sufficient accounting knowledge, experience and training in U.S. GAAP and SEC rules and regulations is further supported by your use of an external U.S. CPA/consultant based in New York to second review your U.S. GAAP financial statements. In that regard, we reissue our prior comment that you should amend your Form 10-K for fiscal 2010 by revising your conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting to "ineffective." We also believe your lack of U.S. GAAP knowledge and experience represents a material weakness for the fiscal year ended December 31, 2010. As such, you should revise your disclosure to discuss the material weakness in your amendments. Similarly, please amend the subsequent 2011 Forms 10-Q by revising your conclusions on the effectiveness of disclosure controls and procedures to "ineffective."

9. We note your response to comment 16. However, we continue to believe your lack of accounting personnel with adequate U.S. GAAP knowledge and SEC rules and regulations represents a material weakness. Please add a risk factor in "Item 1 – Business" section summarizing the material weakness and disclose the risk that you may report inaccurate financial statements and that your conclusions on the effectiveness of internal control over financial reporting and disclosure controls and procedures are ineffective as a result of the material weakness.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief